# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bain Capital Private Credit, CIK 0001899017
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest, $0.01 par value share
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002094502

## Reporting persons
- Bain Capital Asset Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,678,209; sole dispositive power 0; shared dispositive power 4,678,209; aggregate amount beneficially owned 4,678,209 (14.1% of the class)
  Comment: The calculation of the beneficial ownership of the Reporting Person reflected in Row 11 is based on 33,165,632 Common Shares outstanding as of Janurary 6, 2025, as reported by the Issuer to the Reporting Person.

## Item 1. Issuer
Name of issuer: Bain Capital Private Credit
Address of issuer's principal executive offices: 200 Clarendon Street, Boston, Massachusetts 02116

## Item 2. Person Filing
Name of person filing:
Bain Capital Asset Management, LP
Bain Capital Asset Management (GP)

This Statement relates to the shares held in an account for which Bain Capital Asset Management, LP is the investment advisor and has sole voting and investment power.

Bain Capital Asset Management (GP) LLC is the general partner to Bain Capital Asset Management, LP. In such capacity, Bain Capital Asset Management (GP), LLC may be deemed to indirectly beneficially own the shares beneficially owned by Bain Capital Asset Management, LP.
Address of principal business office or, if none, residence:
Bain Capital Asset Management, LP
200 Clarendon Street
Boston, Massachusetts 02116

Bain Capital Asset Management (GP), LLC
200 Clarendon Street
Boston, Massachusetts 02116
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,678,209.0
Percent of class: 14.1%
Sole power to vote or to direct the vote: 4,678,209.0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,678,209.0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bain Capital Asset Management, LP: /s/ Carlos Hanco, Carlos Hanco, Authorized Signatory (01/08/2026)